UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 11, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

BG Medicine Inc.

File No. 333-164574 - CF#26917

_____

       BG Medicine Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on January 29, 2010.

       Based on representations by BG Medicine Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

          Exhibit 10.6   through May 25, 2013

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Pamela Howell
          Special Counsel